Exhibit 99.1

Enthusiast Gaming Reports Third Quarter 2021 Results

Record revenue of $43.3 million, including direct sales of $6.8 million
Record gross profit of $10.1 million

Paid subscribers grew to an all-time high of 207,000

TORONTO, Nov. 10, 2021 (GLOBE NEWSWIRE) -- Enthusiast Gaming Holdings Inc. (NASDAQ:EGLX; TSX: EGLX), (“Enthusiast Gaming” or the “Company”), today announced financial results for the three and nine months ended September 30, 2021. All amounts are stated in Canadian dollars unless otherwise indicated.

Third Quarter 2021 Financial and Operating Highlights

•	Revenue of $43.3 million, a 165% increase vs revenue of $16.3 million in Q3 2020
•	Direct sales of $6.8 million, a 580% increase vs direct sales of $1.0 million in Q3 2020
•	Gross profit of $10.1 million, a 146% increase vs gross profit of $4.1 million in Q3 2020
•	Paid subscribers of 207,000 as at September 30, 2021, an 85% increase vs paid subscribers of 112,000 as at September 30, 2020
•	Cash balance of $33.5 million as at September 30, 2021, as compared to $4.3 million as at December 31, 2020
•	Completed acquisitions of GameKnot and Addicting Games
•	Net cash used in operating activities of $3.8 million vs $3.7 million in Q3 2020
•	Net and comprehensive loss of $12.3 million, or $0.10 per common share, vs $8.0 million and $0.10, for Q3 2020

“This has been an outstanding quarter for Enthusiast Gaming across our key categories,” commented Adrian Montgomery, CEO of Enthusiast Gaming. “Ongoing momentum in direct sales, the acquisition of Addicting Games, and the renewal and addition of key partners continues to power revenue and gross profit numbers that demonstrate the strength of our strategy. Our team’s ability to continue acquiring accretive properties, attract quality partners, and deliver the best fan experience through our flywheel of content, creators, and communities continues to deliver against and exceed expectations.”

Certain information provided in this news release is extracted from the unaudited condensed consolidated interim financial statements (the “Financial Statements”) and Management’s Discussion & Analysis (“MD&A”) of the Company for the three and nine months ended September 30, 2021 and should be read in conjunction with them. It is only in the context of the information and disclosures contained in the Financial Statements and MD&A that an investor can properly analyze this information. The Financial Statements and MD&A can be found under the Company’s profile on SEDAR and EDGAR.

Earnings Announcement and Supplemental Information

Management will host a conference call and webcast on November 10, 2021, at 5:00 p.m. ET to review and discuss the third quarter 2021 results.

Conference call dial-in details:

North America (toll-free): +1 844-826-3035
International: +1 412-317-5195
Conference ID: 10161588

A live webcast can be accessed at https://www.enthusiastgaming.com/investors/

If you are unable to join live, an archived recording of the webcast will be available on the investor relations section of the Enthusiast Gaming website.

About Enthusiast Gaming

Enthusiast Gaming is building the largest media platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars; Media, Talent, Esports and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with its coveted GenZ and Millennial audience. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like-minded communities to deliver the ultimate fan experience.

Contacts

Enthusiast Gaming Investor Relations:
Eric Bernofsky, Chief Corporate Officer
investor@enthusiastgaming.com

Media Relations:

Ashley Stanhope, Provident Communications
ashley@providentcomms.com

416-303-1498

Forward Looking Statements

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Such information may involve, but is not limited to, comments with respect to strategies, expectations, planned operations and future actions of the Company. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results "may", "could", "would", "might" or "will" (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking information is based on currently available competitive, financial and economic data and operating plans, strategies or beliefs as of the date of this news release, but involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of Enthusiast to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors may be based on information currently available to Enthusiast, including information obtained from third-party industry analysts and other third-party sources, and are based on management's current expectations or beliefs regarding future growth, results of operations, future capital (including the amount, nature and sources of funding thereof) and expenditures. Any and all forward-looking information contained in this press release is expressly qualified by this cautionary statement. Trading in the securities of the Company should be considered highly speculative.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

Enthusiast Gaming Holdings Inc.
Condensed Consolidated Interim Statements of Financial Position
As at September 30, 2021 and December 31, 2020
(Unaudited - Expressed in Canadian Dollars)

	September 30, 2021	December 31, 2020

ASSETS
Current
Cash	$33,526,534	$4,323,823
Trade and other receivables	27,351,305	22,424,596
Investments	133,466	124,998
Loans receivable	176,931	194,389
Income tax receivable	290,077	290,077
Prepaid expenses	3,098,610	576,802
Total current assets	64,576,923	27,934,685
Non-current
Property and equipment	279,562	354,850
Right-of-use asset	2,731,941	2,848,400
Long-term investment	—	2,606,100
Investment in associates and joint ventures	921,235	1,026,910
Long-term portion of prepaid expenses	263,224	263,196
Intangible assets	101,540,147	81,106,007
Goodwill	156,181,672	106,181,086
Total assets	$326,494,704	$222,321,234

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$27,136,558	$23,602,547
Contract liabilities	3,455,887	1,625,594
Income tax payable	374,364	—
Current portion of long-term debt	9,766,060	1,250,000
Current portion of deferred payment liability	10,648,211	636,600
Current portion of convertible debentures	—	7,546,453
Current portion of lease contract liabilities	604,094	578,330
Current portion of other long-term debt	11,176	—
Total current liabilities	51,996,350	35,239,524
Non-current
Long-term debt	—	21,651,956
Long-term portion of deferred payment liability	5,991,777	529,124
Long-term lease contract liabilities	2,266,045	2,308,336
Vendor-take-back loan	—	5,559,250
Other long-term debt	137,158	—
Deferred tax liability	20,880,115	15,161,987
Total liabilities	$81,271,445	$80,450,177

Shareholders' Equity
Share capital	360,603,409	232,616,997
Contributed surplus	21,563,566	7,494,164
Accumulated other comprehensive income	49,007	45,428
Deficit	(136,992,723)	(98,285,532)
Total shareholders' equity	245,223,259	141,871,057
Total liabilities and shareholders' equity	$326,494,704	$222,321,234

Enthusiast Gaming Holdings Inc.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
For the three and nine months ended September 30,
2021 and 2020
(Unaudited - Expressed in Canadian Dollars)

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2021	2020	2021	2020
Revenue
Revenue	$43,341,907	$16,328,946	$110,421,843	$30,287,614
Gain on player buyout	—	—	—	204,764
Total revenue	43,341,907	16,328,946	110,421,843	30,492,378
Cost of sales	33,216,294	12,268,906	86,345,922	19,917,990
Gross margin	10,125,613	4,060,040	24,075,921	10,574,388
Operating expenses
Professional fees	434,862	549,942	2,385,837	1,463,887
Consulting fees	725,408	1,336,461	3,111,761	3,725,135
Advertising and promotion	609,587	215,410	2,465,529	701,901
Office and general	1,963,965	625,296	4,836,416	2,077,937
Salaries and wages	6,574,338	2,304,003	16,768,850	5,191,402
Technology support, web development and content	3,146,453	1,163,126	7,239,996	3,397,877
Esports player, team and game expenses	1,615,655	760,844	4,609,978	2,244,640
Foreign exchange gain	(1,060,724)	(23,125)	(2,136,979)	(71,394)
Share-based compensation	4,971,949	203,963	14,690,294	873,211
Amortization and depreciation	2,372,839	1,042,072	5,668,276	3,390,604
Total operating expenses	21,354,332	8,177,992	59,639,958	22,995,200

Other expenses (income)
Transaction costs	301,343	1,621,775	510,472	1,621,775
Share of loss from investment in associates
and joint ventures	158,415	808,011	230,675	2,080,358
Interest and accretion	430,538	1,264,594	1,702,839	3,951,379
Change in fair value of investment	288,093	(374,065)	444,764	(211,050)
Loss on modification of long-term debt	—	806,879	—	806,879
Gain on repayment of long-term debt	—	—	(39,502)	—
Loss on settlement of vendor-take-back loan	—	—	316,241	—
Loss on revaluation of deferred payment liability	33,162	—	122,346	—
Interest income	(9,315)	(14,775)	(50,546)	(91,305)
Net loss before income taxes	(12,430,955)	(8,230,371)	(38,801,326)	(20,578,848)

Income taxes
Current tax expense	127,101	9,139	161,138	20,520
Deferred tax recovery	(130,212)	(143,623)	(255,273)	(585,818)
Net loss for the period	(12,427,844)	(8,095,887)	(38,707,191)	(20,013,550)

Other comprehensive income (loss)
Items that may be reclassified to profit or loss Foreign currency translation adjustment	124,873	62,420	3,579	66,039
Net loss and comprehensive loss for the period	$(12,302,971)	$(8,033,467)	$(38,703,612)	$(19,947,511)
Net loss and comprehensive loss per share, basic and diluted	$(0.10)	$(0.10)	$(0.33)	$(0.26)
Weighted average number of common shares outstanding, basic and diluted	126,395,192	83,147,816	118,514,822	76,651,219

Enthusiast Gaming Holdings Inc.
Condensed Consolidated Interim Statements of Cash Flows
For the nine months ended September 30, 2021 and 2020
(Unaudited - Expressed in Canadian Dollars)

	For the nine months ended
	September 30, 2021	September 30, 2020
Cash flows from operating activities
Net loss for the period	$(38,707,191)	$(20,013,550)
Items not affecting cash:
Amortization and depreciation	5,668,276	3,390,604
Share-based compensation	14,690,294	873,211
Interest and accretion	606,060	1,378,077
Deferred tax recovery	(255,273)	(585,818)
Gain on player buyout	—	(204,764)
Foreign exchange gain	(101,302)	(7,050)
Gain on repayment of long-term debt	(39,502)	—
Loss on settlement of vendor-take-back loan	316,241	—
Loss on revaluation of deferred payment liability	122,346	—
Capitalized interest and success fee	—	1,494,910
Shares for services	110,565	138,172
Loss on modification of long-term debt	—	806,879
Provisions	—	90,366
Change in fair value of investment	444,764	(211,050)
Share of loss from investment in associates and joint ventures	230,675	2,080,358
Changes in working capital:
Changes in trade and other receivables	(3,896,016)	(1,916,067)
Changes in prepaid expenses	(2,584,504)	63,250
Changes in loans receivable	37,500	—
Changes in accounts payable and accrued liabilities	2,383,538	2,288,492
Changes in contract liabilities	881,756	(387,411)
Changes in income tax receivable	(149,468)	(285,480)
Net cash used in operating activities	(20,241,241)	(11,006,871)

Cash flows from investing activities
Cash paid for mergers and acquisitions	(27,071,176)	(10,500,000)
Cash acquired from mergers and acquisitions	489,107	281,125
Proceeds from disposal of investment	—	680,000
Proceeds from disposal of intangible assets	—	204,764
Investment in associates and a joint venture	(125,000)	(2,169,750)
Acquisition of property and equipment	(3,398)	(4,871)
Net cash used in investing activities	(26,710,467)	(11,508,732)

Cash flows from financing activities
Proceeds from the issuance of shares for offerings, net of transaction costs	95,150,810	15,609,257
Proceeds from long-term debt	944,787	—
Repayment of long-term debt	(14,023,470)	—
Proceeds from exercise of warrants	—	2,354,246
Proceeds from exercise of options	784,431	49,366
Repayment of vendor-take-back loan	(6,158,329)	—
Lease payments	(531,085)	(221,764)
Net cash provided by financing activities	76,167,144	17,791,105

Foreign exchange effect on cash	(12,725)	39,176
Net change in cash	29,202,711	(4,685,322)
Cash, beginning of period	4,323,823	13,211,722
Cash, end of period	$33,526,534	$8,526,400